Exhibit 99.1

ADLAI NORTYE LTD.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

NOTICE OF 2025 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 1, 2025

To the Shareholders of Adlai Nortye Ltd.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Adlai Nortye Ltd. (the “Company”) at the 2025 extraordinary general meeting of shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held at on December 1, 2025, at 10 a.m., Beijing time, at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China , to consider and vote upon the following proposals:

1.

By special resolution, to (a) approve the change of domicile of the Company pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into Singapore as a public company limited by shares (the “Redomiciliation”), (b) adopt, upon the Redomiciliation taking effect, the Constitution governed by the laws of Singapore, attached to this Proxy Statement as Annex A (the “New Charter”), in place of the Company’s currently effective Seventh Amended and Restated Memorandum and Articles of Association (the “Current Charter”) and which will abolish and replace the Current Charter upon the Redomiciliation; (c) approve, upon the Redomiciliation taking effect, the change of name of the Company to Adlai Nortye Group Ltd., and the change of address of registered office to 77 Robinson Road, #20-01, Robinson 77, Singapore 068896; and (d) Rajah & Tann Singapore LLP be instructed to undertake all necessary steps in order to continue the legal existence of the Company in Singapore under the laws of Singapore; and Maples Corporate Services Limited be instructed to file notice of the foregoing resolutions with the Registrar of Companies in and for the Cayman Islands.

(the “Proposal One” or the “Redomiciliation Proposal”).

2.	By ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. (“Proposal Two” or the “Adjournment Proposal”).

THE BOARD RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Holders of record of the Company’s ordinary shares at the close of business on October 30, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each Class A Ordinary Share entitles the holder thereof to one vote. Each Class B Ordinary Share entitles the holder thereof to fifteen (15) votes.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares. The proxy statement and our annual report for the year ended December 31, 2024 are available on our website at https://www.adlainortye.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov.

By Order of the Board,

/s/ Yang Lu
Yang Lu
Chief Executive Officer and Chairman of Board of Directors
October 22, 2025

ADLAI NORTYE LTD.

Notice to Shareholders

2025 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 1, 2025

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Meeting, which will take place on December 1, 2025, at 10 a.m., Beijing time, at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China.

Shareholders are being asked to consider and vote upon proposals to (a) approve the change of domicile of the Company pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into Singapore as a public company limited by shares (the “Redomiciliation”), (b) adopt, upon the Redomiciliation taking effect, the Constitution governed by the laws of Singapore, attached to this Proxy Statement as Annex A (the “New Charter”), in place of the Company’s currently effective Seventh Amended and Restated Memorandum and Articles of Association (the “Current Charter”) and which will abolish and replace the Current Charter upon the Redomiciliation; (c) approve, upon the Redomiciliation taking effect, the change of name of the Company to Adlai Nortye Group Ltd., and the change of address of registered office to 77 Robinson Road, #20-01, Robinson 77, Singapore 068896; and (d) Rajah & Tann Singapore LLP be instructed to undertake all necessary steps in order to continue the legal existence of the Company in Singapore under the laws of Singapore; and Maples Corporate Services Limited be instructed to file notice of the foregoing resolutions with the Registrar of Companies in and for the Cayman Islands.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Adlai Nortye Ltd. as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who owned shares of our Ordinary Shares or ADSs, each ADS representing three Class A ordinary shares, on October 30, 2025 (the “Record Date”) may attend and vote at this Meeting. All Class A Ordinary Shares shall have one vote per share. All Class B Ordinary Shares shall have fifteen (15) votes per share.

What is the proxy card?

The card enables you to appoint Yang Lu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as your representative at this Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment. Please note that holders of ADSs will receive separate voting instructions cards to instruct the Depositary as to voting the deposited Class A ordinary shares represented by their ADSs. The Depositary will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

How does the Board recommend that I vote?

Our Board recommends that shareholders vote “FOR” Proposal One and Proposal Two.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. All Class A Ordinary Shares shall have one vote per share and all Class B Ordinary Shares shall have fifteen (15) votes per share, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	According to the best judgment of Yang Lu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, if a proposal comes up for a vote at the Meeting that is not on the proxy card.

You may mail your proxy card to the following address:

Building 6, 1008 Xiangwang Street,

Hangzhou City, Zhejiang Province, China

(2) You may submit your proxy by email. You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to legal@adlainortye.com . Your vote by email must be received by 6:00 p.m. Beijing Time on November 26, 2025.

(3) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Company before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

What do I need to do now?

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company at ir@adlainortye.com with any questions about proposals described in this proxy statement or how to execute your vote. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

THE EXTRAORDINARY GENERAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Adlai Nortye Ltd., as part of the solicitation of proxies by our Board for use at the Meeting to be held on December 1, 2025 at 10 a.m. Beijing time, and any adjournment or postponement thereof. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held on 10 a.m., Beijing time on December 1, 2025, at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.

By special resolution, to (a) approve the change of domicile of the Company pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into Singapore as a public company limited by shares (the “Redomiciliation”), (b) adopt, upon the Redomiciliation taking effect, the Constitution governed by the laws of Singapore, attached to this Proxy Statement as Annex A (the “New Charter”), in place of the Company’s currently effective Seventh Amended and Restated Memorandum and Articles of Association (the “Current Charter”) and which will abolish and replace the Current Charter upon the Redomiciliation; (c) approve, upon the Redomiciliation taking effect, the change of name of the Company to Adlai Nortye Group Ltd., and the change of address of registered office to 77 Robinson Road, #20-01, Robinson 77, Singapore 068896; and (d) Rajah & Tann Singapore LLP be instructed to undertake all necessary steps in order to continue the legal existence of the Company in Singapore under the laws of Singapore; and Maples Corporate Services Limited be instructed to file notice of the foregoing resolutions with the Registrar of Companies in and for the Cayman Islands.

(the “Proposal One” or the “Redomiciliation Proposal”).

2.	By ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. (“Proposal Two” or the “Adjournment Proposal”).

Record Date and Voting Power

Our Board fixed the close of business on October 30, 2025, as the record date for the determination of the outstanding shares of Ordinary Shares entitled to notice of, and to vote on, the matters presented at this Meeting. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen (15) votes.

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if the holder(s) of shares holding or representing by proxy at least one-third in nominal or par value of the issued Shares of the relevant Class and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. Abstentions and broker non-votes (i.e. shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Meeting.

Proposal One – Redomiciliation Proposal requires the affirmative vote of a majority of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Proposal Two – Adjournment Proposal requires the affirmative vote of simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending the Company at Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding shares of Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of Cayman Islands law or our Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact the Company at ir@adlainortye.com with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at c/o PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

PROPOSAL ONE – The Redomiciliation Proposal

Background

The Company is proposing to domicile from an exempted company incorporated under the laws of the Cayman Islands to a public company limited by shares incorporated under the laws of Singapore. This change will be implemented as a legal continuation of the Company under the applicable laws of the Cayman Islands and Singapore as described under “- Manner of Effecting the Redomiciliation and the Legal Effect of the Redomiciliation.”

In connection with the Redomiciliation, we expect to take the following steps: (i) submission of the application, supporting documents and prescribed fees for the transfer of registration to the Singapore Accounting and Corporate Regulatory Authority (“ACRA”); (ii) De-registration under Cayman laws; (iii) submission of certificate of de-registration to the ACRA.

Once all necessary documentation is obtained or produced and the Redomiciliation application is submitted to the ACRA, if the ACRA is satisfied with the same, a Notice of Transfer of Registration (“Notice of Transfer”) will be issued. Such Notice of Transfer will become effective upon submission to the Cayman Islands. The Redomiciliation will become effective at the same time in both jurisdictions.

Upon the issuance of, and on the date stated in, the Notice of Transfer by the ACRA, we will re-domiciled and will continue as a Singapore company registered under the Singapore Companies Act. Under Cayman Islands and Singapore law, the Redomiciliation into Singapore is deemed effective upon the issuance of, and on the date stated in, the Notice of Transfer by the ACRA and the Company will be deemed to be a Singapore company registered under the Singapore Companies Act.

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Redomiciliation

	Current Charter	New Charter
Authorized Share Capital	US$50,000 divided into 500,000,000 ordinary shares, compromising of (i) 434,709,000 class A ordinary shares with a par value of US$0.0001 each, (ii) 16,990,000 class B ordinary shares with a par value of US$0.0001 each, and (iii) 48,301,000 undesignated shares with a par value of US$0.0001 each, of such class or classes (however designated) as the board of directors may determine in accordance with the Current Charter.	(Not applicable)
Directors; Nominations

All directors of the Company shall hold office until the expiration of their respective terms of office (if any) and until their successors shall have been appointed and qualified. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director (if any) whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

The Company may by ordinary resolution appoint any person to be a director.

All Directors shall hold office until the expiration of their respective terms of office (if any) and until their successors shall have been appointed and qualified. A director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director (if any) whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

Directors may be appointed by the Board or by shareholders.

Board Vacancies; Removal

The board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

A director may be removed from office by ordinary resolution or by the board, notwithstanding anything in the Current Charter or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the board created by the removal of a director under the previous sentence may be filled by ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting.

The office of the Director is vacated in the event of the Director’s death, resignation, bankruptcy, disqualification or prohibition under applicable laws or stock exchange rules, or mental disorder, or if the Director is absent from three consecutive Board meetings without special leave of absence from the Board, and the Board resolves that his office be vacated.

The Company (by ordinary resolution) and the Directors (by the affirmative vote of a simple majority of the remaining directors present and voting) may appoint a Director either to fill a casual vacancy or as an additional Director.

Shareholders may remove a Director by ordinary resolution with special notice. Shareholders (by ordinary resolution) or the Board (by simple majority of the remaining Directors) may appoint a Director to replace such removed Director.

Shareholder Meeting and Voting

No mandatory requirement to hold general meetings.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

At a general meeting of the Company, (i) on a show of hands, every shareholder present at the meeting shall have one vote, and (ii) on a poll, every Shareholder present at the meeting shall have one (1) vote for each class A ordinary share and fifteen (15) votes for each class B ordinary share of which such shareholder is the holder.

The Company may (but shall not be obliged to, unless as required by applicable law or Designated Stock Exchange Rules) hold a general meeting as its annual general meeting in each calendar year and shall specify the meeting as such in the notices calling it.

No business except for the appointment of a chairman for the meeting shall be transacted at any General Meeting unless a quorum is present. One or more Shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

Voting is to proceed by way of poll, but the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

Every Member who is present at the meeting (by proxy or attorney or in the case of a corporation by a representative) shall have one (1) vote for each Class A Ordinary Share and fifteen (15) votes for each Class B Ordinary Share of which such shareholder is the holder.

Matters that need to be approved by the Shareholders’ Meeting

The members of the Company can approve resolutions in the shareholders meeting by way of special resolutions or ordinary resolutions.

Ordinary resolution means a resolution:

(i) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with the Memorandum and Articles; or

(ii) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

Special resolution means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(i) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(ii) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Under the Current Charter, the below issues may be approved by special resolution:

● Amendment of the Charter

● Reduction of share capital

● Change of name.

● Requiring a company to be wound up by the court.

Shareholder approval is required for the:

(a) issuance or allotment of shares;

(b) creation of new classes of shares, conversion of any class of shares into another class, division of shares into classes and the fixing or alteration of relative rights, restrictions, preferences and privileges of such classes

(c) variation of rights of classes of shares (to be approved at a separate class meeting of the affected class);

(d) increase, consolidation or division of the Company’s share capital, or conversion from one currency to another;

(e) cancellation of any shares which have been forfeited or have not been taken by any person;

(f) subdivision of the Company’s shares;

(g) reduction of share capital and/or capital redemption reserve;

(h) sale or disposal of the whole or substantially the whole of the Company’s undertaking or property;

(i) determination of Directors’ remuneration;

(j) removal of Directors;

(k) capitalisation of reserves to issue fully paid shares for employee / share incentive schemes or related depository issuances;

(l) declaration of dividends;

(m) appointment of auditors and fixing the remuneration of auditors (or determining the manner in which the remuneration of auditors is to be fixed); and

(n) distribution in specie by the liquidator of the Company during winding up.

● Authorisation of a plan of merger by the members of each Cayman Islands constituent company.

● Approve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing

Under the Current Charter, the below issues may be approved by ordinary resolutions:

● Increase the share capital.

● Consolidate and divide all or any of its share capital into shares or larger amount than its existing shares

● Convert all or any of its paid-up shares into stock and re convert that stock into paid-up shares of any denomination.

● Subdivision of its existing shares.

● Cancel any of its existing shares that have not been taken by any person.

Amendments to the Constitutional Documents	the Company may at any time and from time to time by special resolution alter or amend the Current Charter in whole or in part.	The Constitution may be amended by special resolution under the Singapore Companies Act.
Authority of the Directors

Subject to the Companies Act, the Current Charter and to any resolutions passed in a general meeting, the business of the Company shall be managed by the directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

The directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

The business and affairs are managed by or under the direction and supervision of the Board, which may exercise all powers not reserved to shareholders.

The Board may from time to time adopt, institute, amend, modify or revoke corporate governance policies or initiatives of the Company, determine on various corporate governance related matters of the Company, and establish any local boards or agencies for managing any of the affairs of the Company (and appoint any person to be members of such local boards).

The Directors may exercise all the powers of the Company to borrow or raise money from time to time for the purpose of the Company, secure the payment of such sums as they think fit (including by mortgage or charge upon all or any part of the undertaking, property, uncalled capital or assets of the Company), and issue debentures or other securities as they may think fit.

Liability of the Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Directors are not personally liable for losses suffered by the Company due to the acts or defaults of any other officer, defective title or security, third-party insolvency or wrongdoing, or other damages or losses arising in the course of performing their duties, unless the loss is caused by the officer’s own negligence, wilful default, breach of duty, or breach of trust.

Indemnification of Directors and Officers

Every director, secretary, assistant secretary, or other officer for the time being and from time to time of the Company and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Every officer is entitled to indemnification out of Company assets for costs, charges, losses, expenses, and liabilities incurred in executing duties, to the extent permitted by Singapore laws.

Under Singapore law, Directors and Officers may not be indemnified for liability in connection with the Director’s negligence, default, breach of duty or breach of trust in relation to the Company.

Forum Selection

For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Current Charter including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of the Current Charter. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of the Current Charter shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

The Singapore courts shall be the exclusive forum for internal corporate claims, derivative actions, fiduciary duty claims, and matters under the Singapore Companies Act or the Constitution.

The United States District Court (or the state courts in New York County, New York if federal jurisdiction is lacking) shall be the exclusive forum for claims arising under United States federal securities laws.

Business Opportunities

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act (As Revised) or any other law of the Cayman Islands

Directors may hold other offices or places of profit in the Company, transact with the Company and serve as directors or officers of other companies, subject to disclosure of such interests.

Reasons for Redomiciliation

The Board believes that it would be in the best interests of the Company to effect the Redomiciliation. The primary reason for the Redomiciliation is that Singapore’s transparent legal framework, internationalized business ecosystem, and geopolitically neutral stance provide a more robust foundation for the Company’s sustainable growth. In addition, the Redomiciliation will help optimize the Company’s global tax efficiency and reinforce confidence among international investors. In addition, the Board believes Singapore provides a recognized body of corporate law that will facilitate corporate governance by its officers and directors. Singapore maintains a favorable legal and regulatory environment in which to operate and has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. Furthermore, the Singapore courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed in relation to Singapore corporate laws.

Regulatory Approvals; Third Party Consents

The Redomiciliation will not breach any covenants or agreements binding upon the Company and will not be subject to any additional regulatory requirements, except compliance with the laws of the Cayman Islands and Singapore necessary to effect the Redomiciliation.

Certificate of Incorporation and Bylaws

Commencing with the effective time of the Redomiciliation under the applicable law, the New Charter will govern the rights of the Company’s shareholders. A chart comparing your rights as a shareholder of the Company as a Cayman Islands exempted company with your rights as a shareholder of the Company as a public company limited by shares in Singapore can be found above in “- Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Redomiciliation.”

Manner of Effecting the Redomiciliation and the Legal Effect of the Redomiciliation

Singapore Law

If the Redomiciliation Proposal is approved, the Company will submit to the ACRA an application for the transfer of registration under section 358 of the Companies Act, accompanied by (a) a certified copy of the Current Charter; (b) the constitution by which the Company proposes to be registered; (c) a certified copy of the certificate of incorporation of the Company; (d) a declaration in writing signed by all the directors of the Company that the Company meets the minimum requirements under the Companies (Transfer of Registration) Regulations; (e) a declaration by each proposed director that he or she consents to act as a director upon registration of the Company in Singapore; (f) a statement by each proposed director that he or she is not disqualified or debarred from acting as director under the Singapore Companies Act; (g) any other documents as required by the Singapore Accounting and Corporate Regulatory Authority; and (g) the prescribed fee.

The Companies (Transfer of Registration) Regulations prescribes certain minimum requirements for the transfer of registration, including (among others):

(a) the applicant satisfies any of 2 of the following criteria: (i) the value of the consolidated total assets of the applicant’s group exceeds S$10 million; (ii) the consolidated revenue of the applicant’s group exceeds S$10 million; and (iii) the foreign corporate entity’s group has more than 50 employees;

(b) as at the date of the re-domiciliation application, there is no ground on which the applicant could be found to be unable to pay its debts;

(c) as at the date of the re-domiciliation application, the value of the applicant’s assets is not less than the value of its liabilities (including contingent liabilities);

(d) if it is not intended for the applicant to commence winding up within 12 months from the re-domiciliation application, the applicant will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the re-domiciliation application; and

(e) the applicant is not under judicial management, in liquidation, or being wound up.

Once the application has been approved by the ACRA, the Company will be registered as a public company limited by shares under the Singapore Companies Act, and a Notice of Transfer will be issued by the ACRA to the Company. Upon such registration, the Company will be subject to the Singapore Companies Act and other laws of Singapore.

Cayman Islands Law

If the Redomiciliation Proposal is approved, the Company will apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Cayman Islands Companies Act. Upon the deregistration, the Company will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of the Company or any other person.

The Cayman Islands Companies Act requires an applicant for de-registration to satisfy the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) of a number of matters, including that (a) the laws of the jurisdiction to which the applicant proposes to be registered by way of continuation permit or do not prohibit the transfer of the applicant in the manner provided in Part XII of the Cayman Islands Companies Act, (b) the applicant is able to pay its debts as they fall due, (c) the application for de-registration is bona fide and not intended to defraud creditors of the applicant, (d) the transfer is permitted by and has been approved in accordance with the memorandum and articles of association of the applicant,(e) the laws of the relevant jurisdiction with respect to transfer have been or will be complied with and (f) the Cayman Registrar is not aware of any other reason why it would be against the public interest to de-register the applicant.

Certain documents must also be filed and fees paid in connection with the application for de-registration.

Accounting Treatment of the Redomiciliation

The Redomiciliation is being proposed solely for the purpose of changing the legal domicile of the Company. There will be no accounting effect or change in the carrying amount of the assets and liabilities of the Company as a result of the Redomiciliation. The business, capitalization, assets and liabilities and financial statements of the Company immediately following the Redomiciliation will be the same as those immediately prior to the Redomiciliation.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that:

(a) Adlai Nortye Ltd. be de-registered in the Cayman Islands pursuant to Article 171 of the Articles of Association of Adlai Nortye Ltd. and immediately upon being de-registered in the Cayman Islands be transferred and registered by way of continuation and continued as a public company limited by shares in and under the laws of Singapore pursuant to Section 359(1) of the Companies Act 1967 of Singapore;

(b) conditional upon, and with effect from, the registration of Adlai Nortye Ltd. in the Singapore as a public company limited by shares, Adlai Nortye Ltd. be governed by the New Charter attached as Annex A to this proxy statement, at which time the Current Charter will be replaced by the New Charter;

(c) conditional upon, and with effect from, the registration of Adlai Nortye Ltd. in the Singapore as a public company limited by shares, the address of the registered office of Adlai Nortye Ltd. be changed to 77 Robinson Road, #20-01, Robinson 77, Singapore 068896 and the name of Adlai Nortye Ltd. be changed to Adlai Nortye Group Ltd.; and

(d) Rajah & Tann Singapore LLP be instructed to undertake all necessary steps in order to continue the legal existence of Adlai Nortye Ltd. in Singapore under the laws of Singapore; and Maples Corporate Services Limited be instructed to file notice of the foregoing resolutions with the Registrar of Companies in and for the Cayman Islands.”

Vote Required for Approval

The approval of the Redomiciliation Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of the votes of such members as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE REDOMICILIATION PROPOSAL.

PROPOSAL TWO — The Adjournment Proposal

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to the Company’s shareholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve one or more of the proposals presented at the Extraordinary General Meeting. In no event will the Board adjourn the Extraordinary General Meeting or consummate the Redomiciliation beyond the date by which it may properly do so under the Company’s Current Charter and the Cayman Islands law.

If the Adjournment Proposal is not approved by the shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Redomiciliation.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a simple majority of the votes cast by the holders present, in person or by proxy, and entitled to vote at the Extraordinary General Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

Annex A

Constitution

REGISTRATION NO. [●]

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

OF

ADLAI NORTYE GROUP LTD.

REGISTERED ON THE               DAY OF             2025

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

of

Adlai Nortye Group Ltd.

INTERPRETATION

1.	In this Constitution, if not inconsistent with the subject or context, the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof:-	Interpretation.

WORDS		MEANINGS

“The Act”	..	The Companies Act 1967 or any modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Act is to that provision as so modified or re-enacted or contained in any such subsequent Act.

“ADS”		An American Depositary Share representing Class A Ordinary Shares.

“Affiliate”		In respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-inlaw, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Alternate Director”	..	An alternate director appointed pursuant to regulation 114.

“Auditors”	..	The auditors for the time being of the Company.

“Board” and “Board of Directors” and “Directors”		means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Chairman”		means the chairman of the Board of Directors.

“Class” or “Classes”		Any class or classes of Shares as may from time to time be issued by the Company.

“Class A Ordinary Share”		An Ordinary Share in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in this Constitution

“Class B Ordinary Share”		An Ordinary Share in the capital of the Company, designated as a Class B Ordinary Shares and having the rights provided for in this Constitution.

“Commission”		The Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“The Company”	..	The abovenamed Company by whatever name from time to time called.

“Company’s Website		The main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders.

“This Constitution”	..	This Constitution as from time to time altered.

“Designated Stock Exchange”		The stock exchange in the United States on which any Shares and ADSs are listed for trading.

“Designated Stock Exchange Rules”		The relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange.

“Dividend”	..	Includes bonus.

“Founder”		Means Yang Lu (路杨).

“Member” or “Shareholder”	..	A member of the Company (which shall, where the Act requires, exclude the Company where it is registered as a member by virtue of its holding shares as treasury shares).

“Month”	..	Calendar month.

“Ordinary Resolution”		A resolution passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with this Constitution

“Ordinary Shares”		The ordinary shares in the capital of the Company, including Class A Ordinary Shares and Class B Ordinary Shares.

“Office”	..	The Registered Office of the Company for the time being.

“Paid Up”	..	Paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“person”		means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

“Register”	..	The register of Members of the Company.

“Registered address” or “address”	..	In relation to any Member, his physical address for the service or delivery of notices or documents personally or by post, except where otherwise expressly provided in this Constitution.

“Registrar”	..	The Registrar of Companies appointed under the Act and includes any Deputy or Assistant Registrar of Companies.

“Seal”	..	The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.

“Secretary”	..	The Secretary or Secretaries appointed under Section 171 of the Act and shall include any person entitled to perform the duties of Secretary temporarily.

“Securities Act”		means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“shares”		Shares in the capital of the Company. All references to “shares” herein shall be deemed to be shares of any or all Classes as the context may require.

“Signed”		Bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication.

“Singapore”	..	The Republic of Singapore.

“Special Resolution”		A special resolution of the Company passed in accordance with the Act, being a resolution passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

“Statutes”	..	The Act and every other act for the time being in force concerning companies and affecting the Company.

“United States”		means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“Writing” and “Written”	..	Includes printing, lithography, photography and any other mode of representing or reproducing words in a visible form, whether in a physical document or in an electronic communication or form or otherwise howsoever.

“Year”	..	Calendar Year.

S$	..	The lawful currency of Singapore

The expressions “current address”, “electronic communication”, “financial statements” and “treasury shares” shall have the meanings ascribed to them respectively in the Act.

Words denoting the singular number only shall include the plural and vice versa.

Words denoting the masculine gender only shall include the feminine gender.

Words denoting persons shall include governments, states, state agencies, bodies corporate, unincorporated associations, partnerships and natural persons.

A reference in this Constitution to “holders” of shares or a class of shares shall, except where otherwise provided, exclude the Company in relation to shares held by it as treasury shares.

A reference in this Constitution to the Directors and to the doing of any act by two or more Directors shall, in the case where the Company has only one Director, be construed as a reference to that Director and the doing of that act by that Director.

Any reference in this Constitution to any enactment is a reference to that enactment as for the time being amended or enacted.

Any reference in this Constitution to a “regulation” shall refer to a provision of this Constitution for the time being in force.

Save as aforesaid, any word or expression used in the Act and the Interpretation Act 1965 shall, if not inconsistent with the subject or context, bear the same meaning in this Constitution.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of this Constitution.

A Special Resolution shall be effective for any purposes for which an Ordinary Resolution is expressed to be required under any provision of this Constitution.

NAME

2.	The name of the Company is ADLAI NORTYE GROUP LTD..	Name

REGISTERED OFFICE

3.	The Registered Office of the Company will be situated in the Republic of Singapore. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.	Office

LIABILITY OF MEMBERS

4.	The liability of the Members is limited.	Liability of Members

BUSINESS OR ACTIVITY

5.	Subject to the provisions of the Act, any other written law and this Constitution, the Company has:		Business or activity

	(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

	(b)	for the purposes of paragraph (a), full rights, powers and privileges.

PUBLIC COMPANY

6.	The Company is a public company.	Public Company

SHARES

7.	(1)	Subject to the provisions of the Act and this Constitution, the Company may:	Redemption, Purchase and Surrender of Shares

	(a)	issue shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as provided by this Constitution;

	(b)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Act, including out of capital.

	(2)	Any share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

8.	(1)	The Company may, subject to and in accordance with the Act, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. Ordinary shares that are purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition. Preference shares that are purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire.	Company may acquire its own issued shares.

(2)	The purchase or acquisition of any share shall not oblige the Company to acquire any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

(3)	The holder of the shares being purchased or acquired shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the consideration in respect thereof.

9.	(1)	Subject to the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of this Constitution, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions (subject to the provisions of the Act) and at such time as the Company in General Meeting may approve.	Issue of Shares.

(2)	The Company may issue shares for which no consideration is payable to the Company.	Issue of shares for no consideration

10.	(1)	The rights attached to shares issued upon special conditions shall be clearly defined in this Constitution. Without prejudice to any special right previously conferred on the holders of any existing shares or class of shares but subject to the Act and this Constitution, shares in the Company may be issued by the Directors and any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Directors, subject to any Ordinary Resolution of the Company, determine. The Company is not obliged to issue, allot or dispose of shares if it is, in the opinion of the Directors, unlawful or impracticable. The Company shall not issue shares to bearer	Special Rights.

(2)	Notwithstanding anything in this Constitution, a treasury share shall be subject to such rights and restrictions as may be prescribed in the Act and may be dealt with by the Company in such manner as may be permitted by, and in accordance with, the Act. The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such share shall be held as a treasury share. The Directors may determine to cancel a treasury share or transfer a treasury share on such terms as they think proper (including, without limitation, for nil consideration). In the event that the Directors do not specify that the relevant Shares are to be held as treasury shares, such shares shall be cancelled.	Treasury shares

(3)	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a treasury share. The Company shall be entered in the Register as the holder of the treasury shares provided that:

(a)	the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the treasury shares, and any purported exercise of such a right shall be void;

(b)	a treasury share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of this Constitution or the Act, save that an allotment of Shares as fully paid bonus shares in respect of a treasury share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as treasury shares.

(4)	Treasury shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

	(5)	The Directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

11.	(1)	Subject to this Constitution, the Directors, or the Shareholders by Ordinary Resolution, may authorise the division of shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by the Shareholders by Ordinary Resolution.	Variation of rights.

	(2)	If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of this Constitution relating to General Meetings shall mutatis mutandis apply. Provided always that:

	(a)	the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of the Meeting shall be as valid and effectual as a Special Resolution carried at the Meeting; or

	(b)	where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

	(3)	For the purposes of this Constitution, the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

12.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class or by this Constitution as are in force at the time of such issue, be deemed to be varied by the creation or issue of further shares ranking equally therewith.	Creation or issue of further shares with special rights.

13.	The Company may insofar as may be permitted by law, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of shares. The Company may use its share capital to pay any expenses (including brokerage or commission) incurred in any issue of shares in accordance with the provisions of the Act.	Power to pay commission and brokerage.

14.	If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or the provisions of any plant which cannot be made profitable for a long period, the Company may, subject to the conditions and restrictions mentioned in the Act pay interest on so much of the share capital as is for the time being paid up and may charge the same to capital as part of the cost of the construction or provision.	Power to charge interest on capital.

15.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and except as required by law or this Constitution, the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or unit of a share or any other rights in respect of any share or unit of a share, except an absolute right to the entirety thereof in the registered holder.	Exclusion of equities.

16.	Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship subject to the following provisions:	Rights and liabilities of joint holders.

(a)	the Company shall not be bound to register more than three persons as the holders of any share, except in the case of executors or trustees of a deceased shareholder;

(b)	the joint holders of a share shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such share;

(c)	on the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having title to such share but the Directors may require such evidence of death as they may deem fit;

(d)	any one of such joint holders may give effectual receipts for any dividend payable to such joint holders; and

(e)	only the person whose name stands first in the Register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share or to receive notices from the Company and any notice given to such person shall be deemed notice to all the joint holders.

17.	No person shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such share.	Fractional part of a share.

18.	If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this provision shall not affect the liability of any allottee who may have agreed to pay the same.	Payment of instalments.

19.	The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe or executed as a deed in accordance with the provisions of the Act, and shall, unless otherwise resolved by the Directors, bear the autographic or facsimile signatures of at least one Director and the Secretary or a second Director or some other person appointed by the Directors.	Share Certificates.

20.	Every person whose name is entered as a Member in the Register shall be entitled within 60 days after allotment or within 30 days after the lodgement of any transfer to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where a Member transfers part only of the shares comprised in a certificate or where a Member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and the Member shall pay a fee not exceeding $2/- for each such new certificate as the Directors may determine. All certificates shall specify the share or shares held by that person, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at such Member’s address notified by such Member to the Company prior to such delivery, or if absent of such notification, at the Member’s registered address as appearing in the Register. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.	Entitlement to certificates.

21.	If any certificate or other document of title to shares or debentures be worn out or defaced, then upon production thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof. For every certificate so issued there shall be paid to the Company a fee not exceeding $2/- as the Directors may determine. Subject to the provisions of the Act and the requirements of the Directors thereunder, if any certificate or document be lost or destroyed or stolen, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, and on the payment of a fee not exceeding $2/- as the Directors may determine, a new certificate or document in lieu thereof shall be given to the person entitled to such lost or destroyed or stolen certificate or document.	New certificates may be issued.

22.	In the event that shares are held jointly by several person s, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

23.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

24.	Subject to applicable laws, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share in accordance with applicable laws and delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

25.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Constitution shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to regulation 24, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in regulation 24 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to regulation 26, forthwith upon occurrence of the event specified in regulation 26 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

26.	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder, or any Affiliate of the Founder to any person who is not the Founder, or an Affiliate of the Founder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the Founder, or an Affiliate of the Founder, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For the purpose of this regulation 26, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

27.	Save and except for voting rights and conversion rights as set out in regulations 23 to 26 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

RESTRICTION ON TRANSFER OF SHARES

28.	Subject to the restrictions of this Constitution, any Member may transfer all or any of his shares, but every transfer must be in writing and in the usual common form, or in any other form which the Directors may approve. The instrument of transfer of a share shall be signed both by the transferor and by the transferee, and by the witness or witnesses thereto and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Shares of different classes shall not be comprised in the same instrument of transfer.		Form of Transfer.

29.	(1)	To enable the Company to lodge a notice of transfer of shares with the Registrar under Section 128(1)(a) of the Act, the following items in relation to the transfer of shares must be delivered by the transferor to the Office of the Company:	Documents to be delivered by the transferor to the Company.

	(a)	the instrument of transfer which is properly stamped (if required) and is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer ;

	(b)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require;

	(c)	the certificate of the shares to which the instrument of transfer relates; and

	(d)	any other evidence as the Directors may reasonably require, to show the right of the transferor to make the transfer.

	(2)	Upon receipt of the items referred to in paragraph (1), the Company must, subject to regulation 31, lodge with the Registrar a notice of transfer of shares in accordance with Section 128 of the Act and retain the instrument of transfer referred to in regulation 28. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same.	Retention of Transfers.

30.	No share shall in any circumstances be transferred to any infant or bankrupt or person who is mentally disordered and incapable of managing himself or his affairs.	Infant, bankrupt or mentally disordered.

31.	The Directors may, in their absolute discretion, decline to lodge a notice of transfer of shares with the Registrar if:	Directors’ power to decline to lodge a notice of transfer.
(a) the shares are not fully paid shares;.

(b) the Directors do not approve of the transferee; or

(c) the Company has a lien on the shares,

but shall in such event, within 30 days after the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal.

32.	The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.	Suspension of lodgement of notice of transfer.

33.	Nothing in this Constitution shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.	Renunciation of allotment.

TRANSMISSION OF SHARES

34.	In case of the death of a Member whose name is registered in the Register, the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein shall release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share held by him.		Transmission on death.

35.	(1)	Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered as holder of the share in the Register upon giving to the Company notice in writing of such his desire or nominate another person to be registered as the transferee of the share in the Register.	Persons becoming entitled on death or bankruptcy of Member may be registered.

	(2)	Notwithstanding paragraph (1), the Directors shall have the same right to decline or suspend the lodging of a notice of transfer of shares with the Registrar for the purpose of updating the Register under regulations 31 and 32 as they would have had in the case of a transfer of the share by the Member referred to in paragraph (1) before the death or bankruptcy of the Member.

36.	If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to nominate another person to be registered as the transferee of the share in the Register, he shall execute a transfer to that other person a transfer of the share. All the limitations, restrictions and provisions of this Constitution relating to the right to transfer and the lodging of a notice of transfer by the Company in relation to any transfer of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.

37.	Save as otherwise provided by or in accordance with this Constitution, a person entitled to a share by transmission (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share), as a consequence of the death or bankruptcy of any Member, shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the share, but he shall have no right to receive notice of or to attend or vote at meetings of the Company, or (save as aforesaid) to any of the rights or privileges of a Member in respect of the share, unless and until he shall be registered as the holder thereof. Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within sixty (60) days the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.	Rights of unregistered executors and trustees.

38.	There shall be paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding $2/- as the Directors may from time to time require or prescribe.	Fee for registration of probate etc.

CALLS ON SHARES

39.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their shares, other than in accordance with the conditions of the allotment of the shares, if both of the following conditions are met:	Calls on shares.

(a) no call is payable at less than one month after the date fixed for the payment of the last preceding call; and

(b) at least fourteen days’ notice specifying the time or times and place of payment is given by the Company to the Members. A call may be revoked or postponed as the Directors may determine.

40.	Each Member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified in the notice referred to in regulation 39 the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.	Member to pay to the Company

41.	A call is treated as having been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.	Time when made.

42.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum due from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors determine, but the Directors may waive payment of such interest wholly or in part.	Interest on calls.

43.	Any sum which, by the terms of issue of a share, becomes payable on allotment or at any fixed date, shall for all purposes of this Constitution be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.	Sum due on allotment.

44.	No Member shall be entitled to receive any dividend or to be present or vote at any meeting or upon a poll, or to exercise any privilege as a Member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).	Rights of Member suspended until calls are duly paid.

45.	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payments.	Power to differentiate.

46.	The Directors may, if they think fit, receive in advance from any Member (if the Member is willing) all or any part of the moneys uncalled and unpaid upon any shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding ten per cent per annum as may be agreed upon between the Directors and the Member paying such sum. Capital paid on shares in advance of calls shall not, whilst carrying interest, confer a right to participate in profits.	Payment in advance of calls.

FORFEITURE AND LIEN

47.	If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may, as long as any part of the call or instalment remains unpaid, serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.	Notice requiring payment of calls.

48.	The notice must name a day (not earlier than fourteen (14) days after the date of service of the notice) on or before which the payment required by the notice is to be made, and state that in the event of non-payment at or before the time appointed, the shares in respect of which the call was made are liable to be forfeited.	Notice to state time and place.

49.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice was given may, at any time thereafter but before the payment required by the notice has been made, be forfeited by a resolution of the Directors passed for the purpose of forfeiting the share. Such forfeiture shall include all dividends declared in respect of the forfeited share and not paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.	Forfeiture on non-compliance with notice.

50.	The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the Member whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by this Constitution expressly saved, or as are by the Act given or imposed in the case of past Members.	Extinction of forfeited share.

51.	Notwithstanding any such forfeiture, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.	Directors may allow forfeited share to be redeemed.

52.	A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. To give effect to any such sale, the Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such person as aforesaid.	Sale of shares forfeited.

53.	The Company may receive the consideration, if any, given for the share on any sale or disposition pursuant to regulation 52 and may execute a transfer of such share in favour of the person to whom the share is sold or disposed and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.	Company may receive consideration of sale.

54.	A person whose shares have been forfeited or surrendered shall cease to be a Member in respect of the shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares with interest thereon at ten per cent per annum (or such lower rate as the Directors may approve) from the date of forfeiture or surrender until payment, but such liability shall cease if and when the Company receives payment in full of all such money in respect of the shares and the Directors may waive payment of such interest either wholly or in part.	Rights and liabilities of Members whose shares have been forfeited or surrendered.

55.	Notice of any forfeiture shall forthwith be given to the holder of the share forfeited or to the person entitled by transmission to the share forfeited as the case may be. An entry of the forfeiture with the date thereof and the fact of the notice given shall be made in the Register opposite the share. The provisions of this regulation 55 are directory only, and no forfeiture shall be in any manner invalidated by any omission to give such notice or to make such entry as aforesaid.	Notice of forfeiture.

56.	The provisions of these regulations as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.	Non-payment and forfeiture

57.	(1)	The Company has a first and paramount lien on:	Company’s lien.

	(a)	every share (that is not a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share; and

	(b)	all shares (other than fully paid shares) registered in the name of a person (whether he is the sole registered holder of a share or one of two or more joint holders) for all moneys presently payable by the person or the person’s estate to the Company.

	(2)	Such lien extends to all dividends declared or payable on the share for all calls and instalments due on any such share and interest and expenses thereon, but such lien shall only be upon the specific shares in respect of which such calls or instalments are due and unpaid and on all dividends from time to time declared in respect of the shares.

	(3)	The Directors may resolve that any share shall for some specified period be wholly or partly exempt from the provisions of paragraph (1) or (2), or both.

58.	The Company may sell, in any manner as the Directors think fit, any share on which the Company has a lien, but no sale shall be made unless:		Sale of shares subject to lien.

	(a)	a sum in respect of which the lien exists is presently payable;

	(b)	a notice in writing, stating and demanding payment of the amount in respect of which the lien exists as is presently payable, has been given by the Company to the registered holder for the time being of the share, or the person entitled to the share by reason of the death or bankruptcy of the registered holder of the share; and

	(c)	a period of fourteen days has expired after the giving of the notice in paragraph (b).

59.	(1)	To give effect to any sale of shares under regulation 58, the Directors may authorise any person to transfer the shares sold to the purchaser of the shares.	Giving effect to the sale.

	(2)	Subject to regulations 29 and 31, the Company must enter the purchaser’s name in the Register as holder of the shares.

	(3)	The purchaser of any shares referred to in paragraph (1) is not bound to see to the application of the purchase money, and the purchaser’s title to the shares is not affected by any irregularity or invalidity in the proceedings with respect to the sale of the shares. After the purchaser’s name has been entered in the Register, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

60.	The proceeds of any sale of shares under regulation 58 received by the Company must be applied in payment of any part of the amount in respect of which the lien exists as is presently payable and any remaining proceeds from the sale of shares must (subject to any lien for sums not presently payable as existed upon the shares before the sale but which have become presently payable) be paid to the person entitled to the shares at the date of the sale.		Application of proceeds of such sale.

61.	A statutory declaration in writing that the declarant is a Director of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated therein as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the certificate of proprietorship of the share under Seal delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.		Title to shares forfeited or surrendered or sold to satisfy a lien.

62.	The provisions of this Constitution as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, as if the same had been payable by virtue of a call duly made and notified.

ALTERATION OF CAPITAL

63.	Subject to any special rights for the time being attached to any existing class of shares, any new shares in the Company shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct and if no direction be given as the Directors shall determine subject to the provisions of this Constitution and in particular (but without prejudice to the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company or otherwise. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the resolution shall prescribe	Rights and privileges of new shares.

64.	(1)	Unless otherwise determined by the Company in General Meeting any new shares shall, before issue, be offered to all persons who, as at the date of the offer, are entitled to receive notices from the Company of General Meetings, in proportion, as nearly as the circumstances admit, to the number of the existing shares held by them.	Issue of new shares to Members.

	(2)	The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined.

	(3)	After the expiration of the time referred to in paragraph (2), or upon the person to whom the offer is made declining the shares offered, the Directors may dispose of those shares in any manner as they think is most beneficial to the Company.

	(4)	The Directors may likewise dispose of or not issue any new shares which (by reason of the ratio which the new shares bear to the shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this regulation 64.

65.	Except so far as otherwise provided by the conditions of issue or by this Constitution, all new shares shall be subject to the provisions of the Statutes and of this Constitution with reference to allotments, payment of calls, lien, transfer, transmission, forfeiture and otherwise	New shares otherwise subject to provisions of the Statutes and this Constitution.

66.	The Company may by Ordinary Resolution:-		Power to consolidate, cancel and subdivide shares.

	(a)	increase its share capital by new shares of such amount as it thinks expedient;

	(b)	consolidate and divide all or any of its share capital;

	(c)	cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the number of the shares so cancelled;

	(d)	subdivide its shares or any of them (subject nevertheless to the provisions of the Statutes and this Constitution) such that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

	(e)	subject to the provisions of the Statutes, convert any class of shares into any other class of shares; and

	(f)	subject to the provisions of the Statutes, convert its share capital or any class of shares from one currency to another currency.

67.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner in accordance with the provisions of the Act and any other applicable law.	Power to reduce capital

GENERAL MEETINGS

68.	The Company may (but shall not be obliged to, unless as required by applicable law or Designated Stock Exchange Rules) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it.	Annual General Meeting.

69.	(1)	All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.	Extraordinary General Meetings.

	(2)	The time and place of any General Meeting shall be determined by the Directors.	Time and Place.

70.	(1)	The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by the Act. If at any time there are not within Singapore sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.	Calling Extraordinary General Meetings.

	(2)	The Directors may, in their absolute discretion, cancel or postpone any duly convened General Meeting at any time prior to such meeting, except for General Meetings requisitioned by the Shareholders in accordance with these Articles, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required.

NOTICE OF GENERAL MEETINGS

71.	Any General Meeting at which it is proposed to pass Special Resolutions or (save as provided by the provisions of the Act) a resolutions of which special notice has been given to the Company pursuant to the Act, shall be called by at least twenty-one (21) days’ notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day for which the notice is given). Subject to the provisions of the Act, any other General meeting shall be called by at least fourteen (14) days’ notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day for which the notice is given). Such notice in writing shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained and the Act entitled to receive notice from the Company. Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-	Notice of Meetings.

(a)	in the case of an Annual General Meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of an Extraordinary General Meeting, by that number or majority in number of the Members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent of the total voting rights of all the Members having a right to vote at that General Meeting.

Provided also that the accidental omission to give notice to, or the non-receipt by, any person entitled thereto, shall not invalidate the proceedings at any General Meeting.

72.	(1)	Every notice calling a General Meeting shall specify the place and the date and time of the Meeting, and there shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that a proxy need not be a Member.	Contents of notice.

	(2)	In the case of an Annual General Meeting, the notice shall also specify the Meeting as such.

(3)	In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of the business; and if any resolution is to be proposed as a Special Resolution or as requiring special notice, the notice shall contain a statement to that effect.

73.	Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:-	Routine Business.

(a)	Declaring dividends;

(b)	Reading, considering and adopting the financial statements, the Directors’ Statement, the Auditors’ report and other documents required to be annexed to the financial statements;

(c)	Appointing Auditors and fixing the remuneration of Auditors or determining the manner in which such remuneration is to be fixed; and

(d)	Fixing the remuneration of the Directors proposed to be paid under regulation 100 and/or regulation 102.

PROCEEDINGS AT GENERAL MEETINGS

74.	(1)	No business except for the appointment of a chairman for the meeting shall be transacted at any General Meeting unless a quorum is present. One or more Shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes save that:	Quorum.

	(a)	in the event of a corporation being beneficially entitled to the whole of the issued shares in the capital of the Company one person representing such corporation shall be a quorum and shall be deemed to constitute a Meeting and, if applicable, the provisions of Section 179 of the Act shall apply; and

	(b)	in the event the Company has only one Member, the Company may pass a resolution by that Member recording the resolution and signing the record in accordance with the provisions of the Act.

		For the purpose of this regulation 74, “Member” includes a person attending by proxy or by attorney or as representing a corporation or a limited liability partnership which is a Member.

(2)	If within half an hour after the time appointed for a General Meeting a quorum is not present, the Meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may by not less than ten days’ notice determine, and if at such adjourned Meeting a quorum is not present within fifteen minutes from the time appointed for holding the Meeting, any Member or Members who are present, shall constitute a quorum, and may transact the business for which the meeting was called.	Adjournment if quorum not present.

75.	Subject to the provisions of the Act, the Members may participate in a General Meeting by conference telephone or a video conference telephone or by means of similar communications equipment whereby all persons participating in the General Meeting are able to hear each other in which event such Members shall be deemed to be present at the meeting. A Member participating in a meeting in the manner aforesaid may also be taken into account in ascertaining the presence of a quorum at the meeting. Such a meeting shall be deemed to be held at the place agreed upon by the Members attending the General Meeting, provided that at least one of the Members present at the General Meeting was at that place for the duration of the General Meeting.	Participation in a Meeting by conference telephone.

76.	Subject to any additional requirements as may be imposed by the Act, all resolutions of the Members shall be adopted by a simple majority vote of the Members present and voting.	Voting

77.	The Chairman of the Board of Directors shall preside as Chairman at every General Meeting. If there be no such Chairman or if at any Meeting he be not present within fifteen minutes after the time appointed for holding the Meeting or be unwilling to act, the Directors present shall choose a Director to be Chairman of the Meeting or, if no Director be present or if all the Directors present decline to take the Chair, the Members present shall elect one of their number to be Chairman of the Meeting.	Chairman.

78.	The Chairman may, with the consent of a General Meeting at which a quorum is present, and must if so directed by a General Meeting, adjourn the Meeting from time to time and from place to place, but no business is to be transacted at any adjourned Meeting other than the business left unfinished at the Meeting from which the adjournment took place. There is no need to give any notice of an adjourned Meeting or of the business to be transacted at an adjourned Meeting unless the adjourned Meeting is to be held more than thirty days after the date of the original Meeting.	Adjournment.

79.	At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands, and where a show of hands is allowed pursuant to this Constitution, before or on the declaration of the result of the show of hands, a poll may be demanded by:	Method of voting.

(a) the chairman of the meeting;

(b) any Member or Members present in person or by proxy or attorney or in the case of a corporation by a representative and representing not less than five per cent. of the total voting rights of all the Members having the right to vote at the Meeting; or

(c) any Member or Members present in person or by proxy or attorney or in the case of a corporation by a representative, holding shares in the Company conferring a right to vote at the Meeting, being shares on which an aggregate sum has been paid up equal to not less than five per cent. of the total sum paid up on all the shares conferring that right.

Where a resolution is voted on by a show of hands, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

For the purposes of this Constitution, procedural and administrative matters are those that relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all Shareholders a reasonable opportunity to express their views.

80.	If a poll be duly demanded (and the demand be not withdrawn) it shall be taken in such manner (including the use of ballot or voting papers) as the Chairman may direct and the result of a poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The Chairman may, and if so requested shall, appoint scrutineers and may adjourn the Meeting to some place and time fixed by him for the purpose of declaring the result of the poll.	Taking a poll.

81.	If any votes be counted which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same Meeting or at any adjournment thereof and not in any case unless it shall in the opinion of the Chairman be of sufficient magnitude.	Votes counted in error.

82.	In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.	Chairman’s casting vote.

83.	A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken at such time as the chairman of the meeting directs.	Time for taking a poll.

84.	The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business, other than the question on which the poll has been demanded.	Continuance of business after demand for a poll.

VOTES OF MEMBERS

85.	Subject to the Act, this Constitution and to any special rights or restrictions as to voting attached to any class of shares, on a show of hands every Member who is present in person or by proxy or attorney or in the case of a corporation by a representative shall have one (1) vote (provided that in the case of a Member who is represented by two proxies, only one of the two proxies as determined by that Member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every Member present at the meeting shall have one (1) vote for each Class A Ordinary Share and fifteen (15) votes for each Class B Ordinary Share of which such Shareholder is the holder..	Voting rights of Members.

86.	Where there are joint registered holders of any share any one of such persons may vote and be reckoned in a quorum at any Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative as if he were solely entitled thereto and if more than one of such joint holders be so present at any Meeting that one of such persons so present whose name stands first in the Register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Member in whose name any share stands shall for the purpose of this regulation 86 be deemed joint holders thereof.	Voting rights of joint holders.

87.	A Member who is mentally disordered or whose person or estate is liable to be dealt with in any way under the law relating to mental capacity may vote, whether on a show of hands or on a poll by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office not less than seventy-two (72) hours before the time appointed for holding the Meeting.	Voting rights of Members of unsound mind.

88.	Subject to the provisions of the Act and this Constitution, no Member shall, unless the Directors otherwise determine, be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.	Right to vote.

89.	No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is given or tendered and every vote not disallowed at such Meeting is valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the Meeting whose decision is final and conclusive.	Objections.

90.	On a poll votes may be given either personally or by proxy or by attorney or in the case of a corporation by its representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.	Votes on a poll.

(1)	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy to attend and vote instead of the Shareholder at a Meeting. The instrument appointing a proxy must be in writing, in the common or usual form and:	Appointment of proxies.

(a)	where the appointor is a corporation or a limited liability partnership, shall be either under the seal or under the hand of an officer or attorney duly authorised; and

(b)	in any other case, under the hand of the appointor or of the attorney of the appointor duly authorised in writing.

The Directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer.

(2)	The instrument appointing a proxy is treated as conferring authority to demand or join in demanding a poll.

91.	A proxy may but need not be a Member of the Company.	Proxy need not be a Member.

92.	The following documents must be deposited at the Office of the Company, or at such other place as is specified in the notice convening the Meeting or in any instrument of proxy sent out by the Company, not less than 72 hours before the time appointed for holding the Meeting or adjourned Meeting at which the person named in the instrument proposes to vote, for the purpose of appointing a proxy and in default shall not be treated as valid unless the Directors otherwise determine:		Deposit of proxies.

	(a)	the instrument appointing a proxy; and

	(b)	the power of attorney or other authority, if any, under which the instrument appointing the proxy is signed, or a notarially certified copy of that power of attorney or authority.

93.	An instrument appointing a proxy may be in the following form with such variations if any as circumstances may require or in such other form as the Directors may approve and shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the Meeting:-		Form of proxies.

Adlai Nortye Group Ltd.

“I/We*, [name(s)],

of [address(es)], being

a Member/Members* of the abovenamed Company,

appoint [name]

of [address],

or failing him/her*, [name]

of [address], as my/our* proxy

to vote for me/us* and on my/our* behalf

at the (Annual, Extraordinary or Adjourned,

as the case may be) General Meeting of

the Company to be held on [date] and at any adjournment

of the Meeting.

Signed on [date].

This form is to be used in favour of/against* the resolution.

* Delete whichever is not applicable. [Unless otherwise instructed, the proxy may vote as he or she thinks fit.]”

An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the Meeting as for the Meeting to which it relates and need not be witnessed.

94.	A vote given in accordance with the terms of an instrument of proxy (which for the purposes of this Constitution shall also include a power of attorney) is valid despite:		Intervening death or mental disorder of principal not to revoke proxy.

	(a)	the previous death or mental disorder of the principal;

	(b)	the revocation of the proxy, or of the authority under which the proxy was executed; or

	(c)	the transfer of the share in respect of which the proxy is given,

provided that no intimation in writing of such death, mental disorder, revocation or transfer has been received by the Company at its Office before the commencement of the Meeting or adjourned Meeting (or in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) the time appointed for the taking of the poll at which the vote is cast.

95.	Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of this Constitution (but subject to the Act) be deemed to be present in person at any such Meeting if a person so authorised is present thereat.	Corporations acting by representatives.

96.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this regulation shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands.	Depositary and clearing houses.

DIRECTORS

97.	Subject to the Act, the Company shall have at least one Director, who is ordinarily resident in Singapore, and there shall be no maximum number. The Board of Directors shall have the right to change the size of the Board of Directors and determine the exact number of Directors.	Number of Directors.

98.	All Directors shall hold office until the expiration of their respective terms of office (if any) and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director (if any) whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.	Term of office.

99.	A Director need not be a Member and shall not be required to hold any share qualification unless and until otherwise determined by the Company in General Meeting but shall be entitled to attend and speak at General Meetings.	Qualification.

100.	(1)	Subject to Section 169 of the Act, if applicable, the remuneration of the Directors shall be determined from time to time by the Company in General Meeting, and shall be divisible among the Directors in such proportions and manner as they may agree and in default of agreement equally, except that in the latter event any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for the proportion of remuneration related to the period during which he has held office.	Remuneration of Directors.

	(2)	The remuneration of the Directors is treated as accruing from day to day.

101.	The Directors shall be entitled to be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise howsoever in or about the business of the Company in the course of the performance of their duties as Directors.	Travelling expenses.

102.	Any Director who is appointed to any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the Directors are outside his ordinary duties as a Director, may be paid such extra remuneration as the Directors may determine.	Extra Remuneration.

103.	Other than the office of Auditor (or Secretary in the case of the Company having only one Director), a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. Subject to the Act, no Director or intending Director shall be disqualified by his office from transacting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such transaction or arrangement or any transaction or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so transacting or being so interested be liable to account to the Company for any profit realised by any such transaction or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established.	Power of Directors to hold office of profit and to transact with Company.

104.	Every Director shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests of the Directors in transactions or proposed transactions with the Company or of any office or property held by a Director which might create duties or interests in conflict with his duties or interests as a Director. Subject to such disclosure, a Director shall be entitled to vote in respect of any transaction or arrangement in which he is interested and he shall be taken into account in ascertaining whether a quorum is present.	Directors to observe Section 156 of the Act.

105.	(1)	A Director may be or become a director of or hold any office or place of profit (other than as Auditor or Secretary in the case of the Company having only one Director) or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and unless otherwise agreed shall not be accountable for any fees, remuneration or other benefits received by him as a director or officer of or by virtue of his interest in such other company.	Holding of office in other companies.

	(2)	The Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such Director may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.	Directors may exercise voting power conferred by Company’s shares in another company.

MANAGING DIRECTORS

106.	The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors (or any equivalent position(s) howsoever described) of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places.	Appointment of Managing Directors.

107.	A Managing Director (or any equivalent position(s) howsoever described) shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Managing Director (or any equivalent position(s) howsoever described).	Resignation and removal of Managing Director.

108.	The remuneration of a Managing Director (or any equivalent position(s) howsoever described) shall from time to time be fixed by the Directors and may, subject to the Act and this Constitution, be by way of salary or commission or participation in profits or by any or all of these modes.	Remuneration of Managing Director.

109.	The Directors may from time to time entrust to and confer upon a Managing Director (or any equivalent position(s) howsoever described) for the time being such of the powers exercisable under this Constitution by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers. A Managing Director (or any person holding an equivalent position) shall be subject to the control of the Board.	Powers of Managing Director.

VACATION OF OFFICE OF DIRECTOR

110.	The office of a Director shall be vacated in any one of the following events, namely:-		Vacation of office of Director.

	(a)	if he becomes prohibited from being a Director by reason of any order made under the Act or by Designated Stock Exchange Rules; or

	(b)	if he ceases to be a Director by virtue of any of the provisions of the Act or this Constitution; or

	(c)	subject to the Act, if he resigns by writing under his hand left at the Office; or

	(d)	if he has a receiving or bankruptcy order made against him or suspends payments or makes any arrangement or composition with his creditors generally; or

(e)	if he becomes mentally disordered and incapable of managing himself or his affairs or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(f)	if he becomes disqualified from being a director by virtue of his disqualification or removal or the revocation of his appointment as a director, as the case maybe, under any applicable laws; or

(g)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(h)	being a director of a Registered Fund Management Company as defined in the Securities and Futures (Licensing and Conduct of Business) Regulations (Chapter 289, Regulation 10), he has been removed by the Registered Fund Management Company as director in accordance with those Regulations.

APPOINTMENT AND REMOVAL OF DIRECTORS

111.	The Company may, subject to the provisions of this Constitution and any requirements of the Act, by Ordinary Resolution of which special notice has been given to all Members entitled to receive notices, from time to time remove any Director before the expiration of his period of office, notwithstanding anything in this Constitution or in any agreement between the Company and such Director.	Removal of Directors.

112.	The Company (by Ordinary Resolution) and the Directors may appoint another person in place of a Director removed from office under the immediately preceding regulation.	Appointment in place of Director removed.

113.	The Company (by Ordinary Resolution) and the Directors, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director.	Power to fill casual vacancies and to appoint additional Director.

ALTERNATE DIRECTORS

114.	(1)	Any Director may at any time by writing under his hand and deposited at the Office or by telefax or electronic communication sent to the Secretary appoint any person approved by the majority of the Directors to be his Alternate Director during such period as he thinks fit and may in like manner at any time terminate such appointment. Any appointment or removal by telefax or electronic communication shall be confirmed as soon as possible by letter but may be acted upon by the Company meanwhile.	Appointment of Alternate Directors.

(2)	A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at Directors’ meetings to one vote for every Director whom he represents in addition to his own vote if he is a Director.

(3)	The appointment of an Alternate Director shall ipso facto determine on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also determine ipso facto if his appointor ceases for any reason to be a Director.

(4)	An Alternate Director shall be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally, if his appointor is absent from Singapore or is otherwise unable to act as such Director, to perform all functions of his appointor as a Director (except the power to appoint an Alternate Director) and to sign any resolution in accordance with the provisions of regulation 122.

(5)	An Alternate Director shall not be taken into account in reckoning the minimum number of Directors allowed for the time being under this Constitution, but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote. Provided that in the event the Company has more than one Director, he shall not constitute a quorum under regulation 117 if he is the only person present at the meeting notwithstanding that he may be an Alternate to more than one Director.

(6)	An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as Alternate Director any remuneration which shall continue to be payable to his appointor as if no such appointment had been made. Any fee paid to an Alternate Director shall be deducted from the remuneration otherwise payable to his appointor.

(7)	An Alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but save as aforesaid he shall not in respect of such appointment be entitled to receive any remuneration from the Company.

(8)	An Alternate Director shall not be required to hold any share qualification.

		PROCEEDINGS OF DIRECTORS

115.	(1)	The Directors may meet together for the despatch of business, adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of this Constitution questions arising at any meeting shall be determined by a majority of votes (of the Directors present and voting). At any meeting of the Directors, each Director present in person or represented by his alternate shall be entitled to one vote. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote.	Meetings of Directors.

	(2)	Any Director or his Alternate may participate at a meeting of the Directors by conference telephone or a video conference telephone or by means of similar communications equipment whereby all persons participating in the meeting are able to hear each other in which event such Director or his Alternate shall be deemed to be present at the meeting. A Director or his Alternate participating in a meeting in the manner aforesaid may also be taken into account in ascertaining the presence of a quorum at the meeting. Such a meeting shall be deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting. In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.	Participation in a Meeting by conference telephone.

116.	A Director may and the Secretary must, on the requisition of a Director, summon a meeting of the Directors.	Convening meetings of Directors.

117.	In the event the Company has more than one Director, the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be a majority of Directors then in office. Notwithstanding the foregoing, in the event the Company has only one Director, that Director shall form the quorum and may pass a resolution by recording the resolution and signing the record. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers and discretions for the time being exercisable by the Directors.	Quorum.

118.	Meetings of the Directors may be called by any Director on not less than 48 hours’ notice to each Director; provided that a meeting of the Directors shall, whether or not the notice specified in this Constitution has been given and whether or not the provisions of this Constitution regarding meetings of the Directors have been complied with, be deemed to have been duly convened if it is so agreed by a majority of the Directors then in office.	Notice of Meeting

119.	The continuing Directors may act notwithstanding any vacancies in their body but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with this Constitution as the necessary quorum of Directors, the continuing Directors or Director may not act except for the purpose of summoning a General Meeting for the purpose of appointing Directors.	Proceedings in case of vacancies.

120.	The Directors may from time to time elect a Chairman and if desired a Deputy Chairman and determine the period for which he is or they are to hold office. The Chairman shall preside as chairman at every meeting of the Board of Directors. The Deputy Chairman will perform the duties of the Chairman during the Chairman’s absence for any reason. The Chairman and in his absence the Deputy Chairman shall preside as Chairman at meetings of the Directors but if no such Chairman or Deputy Chairman be elected or if at any meeting the Chairman and the Deputy Chairman be not present within ten minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.	Chairman of Directors.

121.		A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, provided that:	Conflict of Interests.

	(a)	such Director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice; and

	(b)	if such contract of arrangement is a transaction with a related party, such transaction has been approved by the audit committee of the Company.

122.

A resolution in writing signed by a majority of the Directors for the time being and being not less than are sufficient to form a quorum shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors. Provided that, where a Director has appointed an Alternate Director, the Director or (in lieu of the Director) his Alternate Director may sign. The expressions “in writing” and “signed” include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Resolutions in writing.

123.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held that there may have been a technical defect in the proceedings.	Validity of convening of meetings.

124.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors.	Power to appoint committees.

125.	The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of this Constitution regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding regulation.	Proceedings at committee meetings.

126.

All acts done by any meeting of Directors or of a committee of Directors or by any person acting as Director shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were or was disqualified or had vacated office or were not entitled to vote be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

Validity of acts of Directors in spite of some formal defect.

GENERAL POWERS OF THE DIRECTORS

127.	(1)	The business and affairs of the Company shall be managed by or under the direction or supervision of the Directors, who may exercise all such powers of the Company as are not, by the Statutes or by this Constitution, required to be exercised by the Company in General Meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by the Company in General Meeting. The general powers given by this regulation 127 shall not be limited or restricted by any special authority or power given to the Directors by any other regulation.	General powers of Directors to manage Company’s business.

	(2)	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time

128.	The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.		Directors may establish local boards or agencies.

129.		The Directors may from time to time by power of attorney or otherwise appoint any corporation, firm, limited liability partnership or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution) and for such period and subject to such conditions as they may think fit, and any such power of attorney (or other form of appointment) may contain such provisions for the protection and convenience of persons dealing with such attorney as the Directors may think fit and may also authorise any such attorney to subdelegate all or any of the powers, authorities and discretions vested in him.	Power to appoint attorneys.

130.	(1)	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.	Power to fix record date and close the Register.

	(2)	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

	(3)	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

131.	All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any two Directors or in such other manner as the Directors shall from time to time by resolution determine.	Signature of cheques and bills.

132.	The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Act, cause to be kept a Branch Register or the Register, and the Directors may (subject to the provisions of the Act) make and vary such regulations as they think fit in respect of the keeping of any such Register.	Branch register.

BORROWING POWERS

133.		Without limiting the generality of regulation 127 but subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to do all or any of the following for any debt, liability or obligation of the Company or of any third party:	Directors’ borrowing powers.

	(a)	borrow or raise money from time to time for the purpose of the Company;

	(b)	secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any part of the undertaking, property, uncalled capital or assets of the Company; or

	(c)	issue debentures and other securities whether outright or as security or otherwise as they may think fit.

SECRETARY

134.	The Secretary or Secretaries shall and a Deputy or Assistant Secretary or Secretaries may be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit, and any Secretary, Deputy or Assistant Secretary so appointed may be removed by them, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company. The appointment and duties of the Secretary or Secretaries shall not conflict with the provisions of the Act and in particular Section 171 thereof.		Secretary.

SEAL

135.	(1)	The Directors shall provide for the safe custody of the Seal (if any), which shall only be used by the authority of the Directors or a committee of Directors authorised by the Directors in that behalf, and every instrument to which the Seal shall be affixed shall (subject to the provisions of this Constitution as to certificates for shares) be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors in place of the Secretary for the purpose.	Seal.

	(2)	The Directors may exercise the powers conferred by the Act with regard to having an Official Seal for use abroad, and such powers shall be vested in the Directors.	Official Seal.

	(3)	The Company may have a duplicate Common Seal as referred to in Section 124 of the Act which shall be a facsimile of the Common Seal with the addition on its face of the words “Share Seal”.	Share Seal.

AUTHENTICATION OF DOCUMENTS

136.	Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors, and any books, records, documents, accounts and financial statements relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents, accounts or financial statements are elsewhere than at the Office, the local manager and other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.	Power to authenticate documents.

137.	A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding regulation shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.	Certified copies of resolution of the Directors.

DIVIDENDS

138.	The Company may by Ordinary Resolution declare dividends but (without prejudice to the powers of the Company to pay interest on share capital as hereinbefore provided) no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Directors.	Payment of dividends.

139.	Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act, (a) all dividends shall be declared and paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and (b) all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly. For the purposes of this regulation 139, an amount paid or credited as paid on a share in advance of a call is to be ignored.	Apportionment of dividends.

140.	If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed preferential dividends on any class of shares carrying a fixed preferential dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and subject thereto may also from time to time pay to the holders of any other class of shares interim dividends thereon of such amounts and on such dates as they may think fit.	Payment of preference and interim dividends.

141.	No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.	Dividends not to bear interest.

142.	The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.	Deduction of debts due to Company.

143.	The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.	Retention of dividends on shares subject to lien.

144.	The Directors may retain the dividends payable on shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a Member or which any person under those provisions is entitled to transfer until such person shall become a Member in respect of such shares or shall duly transfer the same.	Retention of dividends on shares pending transmission.

145.	The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable shall be forfeited and shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.	Unclaimed Dividends or other moneys.

146.	(1)	The Company may, upon the recommendation of the Directors, by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets, including:	Payment of dividend in specie.

	(a)	paid up shares of any other company;

	(b)	debentures or debenture stock of any other company; or

	(c)	any combination of any specific assets, and the Directors must give effect to the resolution.

	(2)	Where any difficulty arises with regard to a distribution directed under paragraph (1), the Directors may do all or any of the following:

	(a)	settle the distribution as they think expedient;

	(b)	fix the value for distribution of the specific assets or any part of the specific assets;

	(c)	determine that cash payments be made to any Members on the basis of the value fixed by the Directors, in order to adjust the rights of all parties; and

	(d)	vest any such specific assets in trustees as may seem expedient to the Directors.

147.		Any dividend, interest or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post directed:		Dividends payable by cheque.

	(a)	in the case of joint holders:

		(i)	to the registered address of the joint holder who is first named on the Register; or

		(ii)	to a person or to an address as the joint holders may in writing direct; or

	(b)	in any other case:

		(i)	to the registered address of the holder; or

		(ii)	to a person or to an address as the holder may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

148.		A transfer of shares shall not pass the right to any dividend declared on such shares before the registration of the transfer.		Effect of transfer.

RESERVES

149.	(1)	The Directors may from time to time, before recommending any dividend:	Power to carry profit to reserve.
	(a)	set aside out of the profits of the Company such sums as they think proper as reserves; or

	(b)	carry forward any profits which they may think prudent not to divide, without placing the profits to reserve.

	(2)	The reserves set aside under paragraph (1)(a):

	(a)	are, at the discretion of the Directors, to be applied for any purpose to which the profits of the Company may be properly applied; and

	(b)	may, pending any application under sub-paragraph (a) and at the discretion of the Directors, be employed in the business of the Company or be invested in any investments (other than shares in the Company) as the Directors may from time to time think fit.

	(3)	The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided.

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

150.	(1)	The Company may, upon the recommendation of the Directors, by Ordinary Resolution, resolve to capitalise any sum for the time being standing to the credit of any of the Company’s reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution.	Power to issue free bonus shares and/or to capitalise profits.

	(2)	The amount capitalised under paragraph (1) is set free for distribution amongst the Members holding shares in the Company in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends subject to the following conditions:

	(a)	the capitalised amount must not be paid in cash;

	(b)	the capitalised amount must be applied in or towards either or both of the following:

(i) paying up any amounts for the time being unpaid on any shares held by the Members respectively;

(ii) paying up in full unissued shares or debentures of the Company to be allotted, distributed and credited as fully paid up to and amongst such Members in the proportion aforesaid.

151.	(1)	Whenever a Resolution under regulation 139 shall have been passed, the Directors must:

	(a)	make all appropriations and applications of the undivided profits resolved to be capitalised by the Resolution;	Power of Directors to give effect to bonus issues and/or capitalisation
	(b)	make all allotments and issues of fully-paid shares or debentures, if any; and

	(c)	do all acts and things required to give effect to the Resolution.

	(2)	The Directors have full power to:

	(a)	make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned); and

(b)	authorise any person to enter on behalf of all the Members entitled to the distribution into an agreement with the Company providing:

	(i)	for the allotment to the Members respectively, credited as fully paid-up, of any further shares or debentures to which they may be entitled upon the capitalisation; or

	(ii)	for the payment up by the Company on the Member’s behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the profits resolved to be capitalised, and any agreement made under such authority is effective and binding on all the Members entitled to the distribution.

152.		Notwithstanding any provision in this Constitution but subject to the Act, the Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise an amount standing to the credit of reserves (including the Share Premium Account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued shares to be allotted and issued to:

	(a)	employees (including Directors) or service providers of the Company or its subsidiaries or group companies upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

	(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

	(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its subsidiaries or group companies upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

MINUTES AND BOOKS

153.	The Directors shall cause minutes to be made in books to be provided for the purpose:-	Minutes.

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at all Meetings of the Company and of the Directors and of any committee of Directors; and

(c)	of all Resolutions and proceedings at all Meetings of the Company and of any class of Members, of the Directors and of committees of Directors.

154.	The Directors shall duly comply with the provisions of the Act and in particular the provisions with regard to registration of charges created by or affecting property of the Company, with regard to keeping the Register, Register of Mortgages and Charges and a Register of Directors’ share and debenture Holdings and in regard to the production and furnishing of copies of such Registers and of any Register of Holders of Debentures of the Company.	Keeping of Registers, etc.

155.	Any register, index, minute book, accounting record, minute or other document required by this Constitution or by the Act to be kept by or on behalf of the Company may be kept either in hard copy form or in electronic form, subject to compliance with the provisions of the Act.	Form of registers, etc.

FINANCIAL STATEMENTS

156.		The Directors must:	Directors to keep proper accounting and other records.
	(a)	cause proper accounting and other records to be kept;

	(b)	distribute copies of financial statements and other documents as required by the Act; and

	(c)	determine whether, to what extent, at what times and places, and under what conditions or regulations the accounting and other records of the Company are open to the inspection of Members who are not Directors.

157.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.	Financial Year

158.	Subject to the provisions of the Act, the accounting and other records of the Company shall be kept at the Office or at such other place or places as the Directors think fit within Singapore. No Member (other than a Director or the holding company of the Company) shall have any right of inspecting any account, book, financial statements, document or other records of the Company except as is conferred by law or authorised by the Directors or by an Ordinary Resolution of the Company.	Location and inspection.

159.	The Directors shall, in accordance with the provisions of the Act, cause to be prepared and to be laid before the Company in General Meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary (unless such meeting has been dispensed with in accordance with the provisions of the Act).	Presentation of financial statements.

160.		A copy of the financial statements and, if required, the balance sheet (including every document required by the Act to be annexed thereto), which is to be laid before the Company in General Meeting accompanied by a copy of the Auditor’s report thereon, shall not less than fourteen days (or, if a resolution under Section 175A of the Act is in force, not less than twenty-eight days before the date such meeting was to be held) before the date of the Meeting be sent to every Member of, and every holder of debentures (if any) of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of this Constitution. Provided always that:	Copies of financial statements.

	(a)	these documents may be sent less than fourteen days before the date of the Meeting if all persons entitled to receive notices of Meetings from the Company so agree; and

	(a)	this regulation 160 shall not require a copy of these documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of a share in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise but any Member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

161.	Auditors shall be appointed (unless the Company is exempted from such requirement under the Act) and their duties regulated in accordance with the provisions of the Act. Every Auditor of the Company shall have a right of access at all times to the accounting and other records of the Company and shall make his report as required by the Act.	Appointment of Auditors.

162.	Subject to the provisions of the Act, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.	Validity of acts of Auditors in spite of some formal defect.

163.	The Auditors shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting to which any Member is entitled and to be heard at any General Meeting on any part of the business of the Meeting which concerns them as Auditors.	Auditors’ right to receive notices of and attend at General Meetings.

NOTICES

164.	(1)	Any notice or document (including a share certificate) may be served on or delivered to any Member by any one or more of the following means:-	Service of notice.

	(a)	personally to the Member; or

	(b)	by sending it through the post in a prepaid cover addressed to such Member at his registered address in Singapore; or

	(c)	by prepaid air-mail; or

	(d)	by making the notice or other document available on the Company’s Website; or

	(e)	(where appropriate) by electronic communications in the manner set out in regulation 165.

	(2)	Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected:

	(a)	when it is delivered personally to the Member, at the time when it is so delivered; and

	(b)	when it is sent by prepaid mail to an address in Singapore or by prepaid airmail to an address outside Singapore, on the day following that on which the notice was put into the post; and

	(c)	when it is made available on a website, at the time the Member is notified by the Company of i) the publication of the notice or other document on that website; (ii) the address of the website; and (iii) the place on that website where the notice or other document may be accessed, and how it may be assessed.

	(3)	In proving such service or sending, it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a prepaid letter or airmail letter as the case may be.

165.		Without prejudice to the provisions of regulation 164 but subject otherwise to, and in compliance with, this Constitution, the Act and/or any other applicable regulations or procedures relating to electronic communications:	Service by electronic communications

	(a)	any notice or document (including, without limitation, any accounts, balance sheets, financial statements or reports) which is required or permitted to be given, sent or served under the Act or under this Constitution by the Company, or by the Directors, to a Member may be given, sent or served using electronic communications (including by electronic mail or short message service) to the current address of that person or by making it available on a website prescribed by the Company from time to time;

(b)	for the purposes of regulation 165(a), where a notice or document is given, sent or served to a Member by making it available on a website, the Company shall give separate notice to the Member of the publication of the notice or document on that website and the manner in which the notice or document may be accessed by any one or more of the following means:		Notice to be given of service on website.

	(i)	by sending such separate notice to the Member personally or through the post pursuant to regulation 164(1);

	(ii)	by sending such separate notice to the Member using electronic communications to his current address pursuant to regulation 165(a); and/or

	(iii)	by way of advertisement in the daily press;

(c)	for the purposes of regulation 165(a), a Member shall be deemed to have agreed to receive such notice or document by way of such electronic communications and shall not have a right to elect to receive a physical copy of such notice or document;	Implied consent.

(d)	notwithstanding regulation 165(c), the Directors may, at their discretion, at any time give a Member an opportunity to elect within a specified period of time whether to receive such notice or document by way of electronic communications or as a physical copy, and a Member shall be deemed to have consented to receive such notice or document by way of electronic communications if he was given such an opportunity and he failed to make an election within the specified time, and he shall not in any such event be entitled to receive a physical copy of such notice or document; and	Deemed consent.

(e)	unless otherwise provided under this Constitution, the Act and/or any other applicable regulations or procedures, where a notice or document is given, sent or served by electronic communications, it shall be deemed to have been duly given, sent or served at the time of transmission of the electronic communication by the email server or facility operated by the Company, its service provider or agent, to the current address of such person (notwithstanding any delayed receipt, non-delivery or “returned mail” reply message or any other error message indicating that the electronic communication was delayed or not successfully sent) and where made available on a website, it shall be deemed to have been duly given, sent or served at the time at which the notice or document is first made available on the website.	When notice given by electronic communications deemed served.

166.	All notices and documents (including a share certificate) with respect to any shares to which persons are jointly entitled shall be given to whichever of such persons is named first on the Register and notice so given shall be sufficient notice to all the holders of such shares.	Service of notices in respect of joint holders.

167.	Any Member with a registered address shall be entitled to have served upon him at such address any notice to which he is entitled under this Constitution.	Members shall be served at registered address.

168.	A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address for the service of notice, shall be entitled to have served upon him at such address any notice or document to which the Member but for his death or bankruptcy or otherwise would be entitled and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the registered address of any Member or given, sent or served to any Member using electronic communication in pursuance of this Constitution shall (notwithstanding that such Member be then dead or bankrupt or otherwise not entitled to such share and whether or not the Company have notice of the same) be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder.	Service of notices after death etc. of a Member.

169.	Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written.	Signature on notice.

170.		When a given number of days’ notice or notice extending over any other period is required to be given the day of service shall not, unless it is otherwise provided or required by this Constitution or by the Act, be counted in such number of days or period.	Day of service not counted.

171.	(1)	Notice of every General Meeting shall be given in manner hereinbefore authorised to:-	Notice of General Meeting.

	(a)	every Member;

	(b)	every person entitled to a share in consequence of the death or bankruptcy or otherwise of a Member who but for the same would be entitled to receive notice of the Meeting; and

	(c)	the Auditor for the time being of the Company.

	(2)	No other person shall be entitled to receive notices of General Meetings, save as provided by the Act.

172.		The provisions of regulations 164, 165, 169 and 170 shall apply mutatis mutandis to notices of meetings of Directors or any committee of Directors.	Notice of meetings of Directors or any committee of Directors.

WINDING UP

173.	If the Company is wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of a Special Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The Liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of Members as the Liquidator with the like authority thinks fit and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities in respect of which there is a liability.	Distribution of assets in specie.

		INDEMNITY

174.	(1)	Subject to the provisions of and so far as may be permitted by the Statutes, every officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality of the foregoing, no officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.	Indemnity of Directors and officers.

	(2)	Without prejudice to the generality of regulation 174(1) above, every officer of the Company shall be entitled to be indemnified out of the assets of the Company against any liability (other than any liability referred to in section 172B(1)(a) or (b) of the Act) incurred by the officer to a person other than the Company attaching to the officer in connection with any negligence, default, breach of duty or breach of trust.

		SECRECY

175.		No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate to the public save as may be authorised by law.	Secrecy.

PERSONAL DATA

176.	(1)	A Member who is a natural person is deemed to have consented to the collection, use and disclosure of his personal data (whether such personal data is provided by that Member or is collected through a third party) by the Company (or its agents or service providers) from time to time for any of the following purposes:	Personal data of Members.

	(a)	implementation and administration of any corporate action by the Company (or its agents or service providers);

	(b)	internal analysis and/or market research by the Company (or its agents or service providers);

	(c)	investor relations communications by the Company (or its agents or service providers);

	(d)	administration by the Company (or its agents or service providers) of that Member’s holding of shares in the capital of the Company;

	(e)	implementation and administration of any service provided by the Company (or its agents or service providers) to its Members to receive notices of meetings, annual reports and other shareholder communications and/or for proxy appointment, whether by electronic means or otherwise;

	(f)	processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for any General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to any General Meeting (including any adjournment thereof);

	(g)	implementation and administration of, and compliance with, any provision of this Constitution;

	(h)	compliance with any applicable laws, listing rules, take-over rules, regulations and/or guidelines; and

	(i)	purposes which are reasonably related to any of the above purpose.

(2)

Any Member who appoints a proxy and/or representative for any General Meeting and/or any adjournment thereof is deemed to have warranted that where such Member discloses the personal data of such proxy and/or representative to the Company (or its agents or service providers), that Member has obtained the prior consent of such proxy and/or representative for the collection, use and/or disclosure by the Company (or its agents or service providers) of the personal data of such proxy and/or representative for the purposes specified in regulation 176(1)(f) and 176(1)(h), and is deemed to have agreed to indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of such Member’s breach of warranty.

Personal data of proxies and/or representatives.

EXCLUSIVE FORUM

177.

For the avoidance of doubt and without limiting the jurisdiction of the courts of Singapore to hear, settle and/or determine disputes related to the Company, the courts of Singapore shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company,(ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Act or this Constitution including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Exclusive Forum.

178.	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any share or other securities in the Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this regulation. Without prejudice to the foregoing, if the provision in this regulation is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these regulations shall not be affected and this Constitution shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

REGISTRATION NO. [●]

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

OF

ADLAI NORTYE GROUP LTD.